PUBLIC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Ave.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ali Granmayeh (212) 983-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ali Granmayeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United American Securities, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

RAYMOND NIEVES
Notary Public, State of New York
No. 31-4881862
Qualified in Kings County
Commission Expires Dec. 29, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition

June 30, 2010

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

UNITED AMERICAN SECURITIES, INC.

Table of Contents
June 30, 2010


RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
United American Securities, Inc.

We have audited the accompanying statement of financial condition of United American Securities, Inc. (the "Company") as of June 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of United American Securities, Inc. as of June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 26, 2010


IGAF
WORLDWIDE
An Association
of Independent Firms

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition
June 30, 2010

ASSETS	
Cash and cash equivalents	$ 45,693
Receivables from clearing broker - including clearing deposit of $25,000	34,781
Receivables - investment advisory fees	281,276
Securities owned - at fair value	172,317
Prepaid income taxes	18,830
Investment in associated partnership	61,890
Furniture, equipment, and leasehold improvements - net	33,758
Other	43,316
	$ 691,861
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable, accrued expenses, and other liabilities	$ 26,142
Deferred tax liability	71,240
	97,382
Stockholders' Equity	
Common stock, $1.00 par value, authorized 40,000 shares, issued 818 shares, outstanding 478 shares	478
Additional paid-in-capital	281,882
Less 340 shares of common stock in treasury, at cost	(289,710)
Retained earnings	601,829
	594,479
	$ 691,861

1 - ORGANIZATION AND NATURE OF BUSINESS

United American Securities, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally engaged in an investment advisory business, introducing customers to its clearing broker pursuant to a fully disclosed clearing agreement, and to the clearing broker's investment advisor solutions subsidiary. The Company also conducts business under the name UAS Asset Management.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

c. ***Capital Stock*** - The Company uses the cost method of accounting for treasury stock. At June 30, 2010, the Company held 340 shares of treasury stock.

d. ***Revenue Recognition*** - Investment advisory fees are charged quarterly to customer accounts based on the value of the customers' assets managed by the Company. In accordance with the respective agreements between the customer and the Company, investment advisory fees are commonly deducted directly from the customers' accounts. The Company recognizes these fees as revenue when earned. Certain accounts are introduced by independent solicitors pursuant to fully disclosed agreements which require the Company to pay the solicitors a fee based upon investment advisory fees earned.

   Commissions on trades executed on behalf of customers are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America ("GAAP") and are reported net of clearing and execution charges.

e. ***Depreciation and Amortization*** - Furniture, equipment, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Depreciation is calculated using the straight-line or accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

f. ***Income Taxes*** - The Company is a C corporation and is subject to federal, state and local income taxes. Deferred income taxes, based on current federal, state, and local tax laws and rates, arise from timing differences resulting from income and expense items reported for financial accounting and tax reporting in different periods. The principal source of timing differences is the utilization of the cash basis method of accounting for income tax purposes.

   A valuation allowance is established when it is more likely than not that the deferred tax liability will not be realized.

   The Financial Accounting Standards Board ("FASB") issued Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

Continued

The earliest federal and state tax year that is subject to examination by taxing authorities is the tax year ended June 30, 2007. The Company did not have any material unrecognized tax benefits as of June 30, 2010 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of June 30, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

The Company's accounting policy for evaluating uncertain tax positions taken or expected to be taken in income tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

g. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables from Clearing Broker

The clearing and depository operations for customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. At June 30, 2010, the amount due from the Clearing Broker represents cash deposits maintained in various accounts including money market accounts at the Clearing Broker. In addition, at times there are amounts due from the Clearing Broker related to commission revenue earned, as an introducing broker for the transactions of its customers, net of clearing expenses, investment advisory fees, and other fees.

Receivable from Clearing Broker consists of the following:

Clearing deposits	$ 25,000
Cash held in accounts at clearing brokers	9,781
	$ 34,781

4 - Fair Value Measurements of Securities Owned

The Financial Accounting Standard Board ("FASB") issued Fair Value Measurements which defines fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. As specified by the FASB, the Company does not adjust the quoted price for these assets or liabilities, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

- **Level 2** - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroboration with observable market data. Level 2 includes assets or liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these assets or liabilities.
- **Level 3** - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market data.

As of June 30, 2010, securities owned by the Company consist of only Level 1 hierarchy securities which consist of investments in shares of stock of two separate companies, at total fair value of $172,317.

5 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, as follows:

Furniture	$ 40,062
Computer equipment	38,685
Computer software	44,755
Leasehold improvements	7,750
	131,252
Less: Accumulated depreciation and amortization	97,494
	$ 33,758

6 - Investment in Associated Partnership

The Company is the managing member of Kitty Hawk Management LLC (the "Associated Partnership"), the general partner of Kitty Hawk Investment Partners, LP (the "Fund"), a related party. The Company carries its investment in the Associated Partnership on the equity basis and records its pro rata share of the Associated Partnership's allocated income (loss) of the Fund, which is based on the Fund's portfolio of investments reported at fair value in accordance with GAAP. The Company's ownership percentage in the Associated Partnership was 25.08% at June 30, 2010.

The Company also acts as the Investment Manager of the Fund and pursuant to a management agreement receives a quarterly investment advisory fee equal to 0.25% (1% per annum) based on the Fund's net asset value as of the end of each quarter.

7 - Income Taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred tax assets:	
Liabilities	$ 9,046
Net operating loss carryforward	40,700
Contribution carryforward	19,405
Capital loss carryforward	11,129
Gross deferred tax assets	80,280
Valuation allowance	(13,420)
Total	$ 66,860

Deferred tax liabilities:	
Deferred revenue	$ 98,524
Unrealized gain	39,576
Total	$ 138,100
Net deferred tax liability	$ 71,240

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes, deducting certain expenses, and recognizing certain revenues for financial statement purposes but not under the cash basis of accounting used for federal income tax reporting purposes.

8 - COMMITMENTS AND CONTINGENCIES

The Company leases its office facility under an operating lease expiring on March 31, 2011. The lease contains escalation clauses for increased real estate taxes, labor, and other costs.

Approximate future minimum annual rent payments under the lease are as follows:

Year Ending June 30,	
2011	$ 91,700

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC Insurance limit of $250,000.

The Company has a $10,000 unsecured borrowing facility with a bank to be drawn upon as overdraft protection. This facility bears interest at the bank's current rate for such facilities when used. As of June 30, 2010, there were no outstanding advances drawn under this facility.

On September 1, 2009, the Company entered into a management consulting services agreement with an auto parts and supply company (the "Operating Company"). The Company has agreed to provide management and advisory services to the Operating Company in consideration of a management fee in the amount of $8,000 per month ($96,000 per annum). The agreement is effective for an initial term of one year from September 1, 2009, and will automatically renew from year-to-year thereafter unless either party delivers to the other written notice of non-renewal within ninety days before the end of the current or subsequent annual term.

9 - 401(K) PROFIT-SHARING PLAN

The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. Contributions are made at the discretion of the management. For the year ended June 30, 2010, there were no Company contributions made to the plan.

Continued

10 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-1. SEC Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At June 30, 2010, the Company had net capital of $118,810, which was $113,810 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.22 to 1.

11 - Off-Balance-Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12 - Subsequent Events

Subsequent events have been evaluated through August 26, 2010, the date the financial statements were available to be issued.

UNITED AMERICAN SECURITIES, INC.

Independent Auditors' Report on Internal Control Required By SEC Rule 17A-5

June 30, 2010



CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders of
United American Securities, Inc.

In planning and performing our audit of the financial statements of United American Securities, Inc. (the "Company"), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


IGAF
WORLDWIDE
An Association
of Independent Firms

To the Stockholders of
United American Securities, Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 26, 2010

UNITED AMERICAN SECURITIES, INC. AND SUBSIDIARY

(A LIMITED LIABILITY COMPANY)

Supplemental Report - SIPC Form-7 for the Year Ended June 30, 2010 and Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation


RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Stockholders of
United American Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the fiscal year ending June 30, 2010, which were agreed to by United American Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). United American Securities, Inc.'s management is responsible for the United American Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 26, 2010


IGAF
WORLDWIDE
An Association of Independent Firms


SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038756
[redacted] FINRA JUN
United American Securities, Inc.
441 Lexington Avenue Suite 1220
New York, NY 10117

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ali Granmayeh - (212) 983-5822

2. A.	General Assessment (item 2e from page 2)		$ 2,408
B.	Less payment made with SIPC-6 filed (exclude interest) 1/27/2010 Date Paid		(1,221)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,187
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,187
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,187	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

United American Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26th day of August, 20 10.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 20 09
and ending June 30, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,108,053

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — (54,754)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Unrelated — (90,000)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) — ______

Total deductions — (144,754)

2d. SIPC Net Operating Revenues — $ 963,299

2e. General Assessment @ .0025 — $ 2,408

(to page 1, line 2.A.)